                                                               EXHIBIT 99.(b)(3)

                                  APPRAISAL OF


                                  Super 8 Motel
                                 5068 KITSAP WAY
                              BREMERTON, WASHINGTON






                                  [PHOTOGRAPH]


                            -------------------------

                                 McKee & Schalka

               REAL ESTATE APPRAISAL SERVICES & CONSULTANTS, INC.

                       U.S. BANCORP APPRAISAL DIVISION- WA
                   1301 FIFTH AVENUE, MEZZANINE LEVEL, WWH 411

                                SEATTLE, WA 98101

                                PH: (206)344-4510

                               FAX: (206)344-4694

Date:                January 15, 1999


To:                  Don Henry, WWH 784


From:                USBAD


RE:                  Super 8 Motel, Bremerton, Washington (A98-0532)

Dear Don:

Please find enclosed 1 of the original 10 (each set of reports) appraisals on the above noted file.

PLEASE BE ADVISED THAT THE FILE HAS NOT YET BEEN REVIEWED AND THAT AT THIS POINT USBAD HAS NOT CONCURRED WITH THE APPRAISER'S ESTIMATED VALUE ON THE APPRAISAL.

The file has been assigned to KARL SCHAFFER for review. Any questions regarding the review should be directed to him. Karl can be reached at (206)344-4551 or by E-mail at UR39041.

The due date for the review is JANUARY 21, 1999. If there is a delay in the review due date, you will receive notification from the reviewer.

**NOTE: Super 8 Motel reviews currently on hold until determination made of which reviews are needed.

/jmk
appsend2.1tr

Enclosure(s)

        "Working together, delivering superior service to our customers"

                                    APPRAISAL

                                       of


                                  SUPER 8 MOTEL

                                 5068 Kitsap Way
                              Bremerton, Washington


                                     AS OF:


                                 January 1, 1999



                                 AUTHORIZED BY:



                                  Karl Schaffer
                         U.S. Bancorp Appraisal Division
                               Seattle, Washington



                                  PREPARED BY:


                               E. Bates McKee, MAI
                              Charles B. McKee, MAI

                                 MCKEE & SCHALKA

               Real Estate Appraisal Services & Consultants, Inc.
                          701 Fifth Avenue, Suite 6750
                            Seattle, Washington 98104

                               Reference No. 8219

                                 MCKEE & SCHALKA

               REAL ESTATE APPRAISAL SERVICES & CONSULTANTS, INC.
                     701 FIFTH AVENUE, SUITE 6750, SEATTLE,
                                WASHINGTON 98104

                   TELEPHONE (206) 343-8909 FAX (206) 386-5777






                                DECEMBER 21, 1999

Karl Schaffer
Senior Income Property Appraiser
U.S.  Bancorp, Appraisal Division
1301 Fifth Avenue, Mezzanine Level
Seattle, Washington 98101




NAME:                         BREMERTON SUPER 8 MOTEL
DESCRIPTION:                  77-ROOM LIMITED SERVICE MOTEL
ADDRESS:                      5068 KITSAP WAY
MUNICIPALITY:                 BREMERTON, WASHINGTON
REAL PROPERTY DESCRIPTION:    KITSAP COUNTY APN NOS.  162401-4-011-2008
                                                      162401-4-011-2107
OTHER PROPERTY DESCRIPTION    PERSONAL PROPERTY TAX ACCOUNT NUMBER 0026856
MCKEE & SCHALKA REFERENCE     8219
USBADW FILE NO.:              A98-532

Dear Mr.  Schaffer:

We have prepared the attached appraisal report for the subject property. The subject is a 77-umt lodging facility which is located at 5068 Kitsap Way in Bremerton, Washington. The purpose of this appraisal is to estimate the Market Value of the leasehold interest of the subject property. The site on which the improvements are located is subject to a ground lease which has approximately 20 years remaining. The definition of Market Value used in this appraisal is found in the Appraisal Description of the attached report.

The accompanying complete appraisal report has been prepared in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) and the Appraisal Standards implemented by the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA). This appraisal has been prepared in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute, and is subject to the Assumptions, Certification & Limiting Conditions contained in this report,

Transmittal Letter
Super 8 Motel, Bremerton, WA
McKee & Schalka Reference No.: 8219
December 21,1998
Page 2

this report, as well as specific assumptions contained herein. This report has also been prepared in accordance with the appraisal guidelines of U.S. Bancorp. Mr. E. Bates McKee, MAI and Mr. Brian R. Ledbetter are both Washington State Certified General Real Estate Appraisers.

In the course of this appraisal we have both substantially participated in the analysis and valuation. Mr. Brian Ledbetter has personally inspected the subject property. Significant information and assistance have been provided by other sources, including sources cited herein, and by other associates of McKee & Schalka, Inc. As a result of our investigation and analysis, our conclusion is:

                                                          EFFECTIVE                    VALUE
                  DESCRIPTIVE                          VALUATION DATE               CONCLUSION
                  -----------                          --------------               ----------
CURRENT MARKET VALUE - LEASEHOLD ESTATE                    1/1/99                   $1,400,000




The above value estimate is commensurate with a reasonable marketing and exposure time of one year. The market value includes furnishings, fixtures, and equipment (F,F,&E), including both permanently affixed real estate, and personal property. The contributory value of F,F,&E is estimated to be $180,000, which includes personal property of $130,000.

                             Respectfully submitted,

E.  Bates McKee, MAI                              Brian R.  Ledbetter, Appraiser

N:/98/82198/br8/8219.doc

                  CERTIFICATION, DISCLOSURE AND USE RESTRICTION


CERTIFICATION

I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF:

-       The statements of fact contained in this report are true and correct.

- The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions-

- I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

- My compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

- My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

- Ms. Heather Hake Woodside has made a personal inspection of the property that is the subject of this report.

- Mr. Bates McKee has not made a personal inspection of the property that is the subject of this report.

- No one provided significant professional assistance to the person(s) signing this report, with the exception of other associates of McKee & Schalka, Inc.

- The reported analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

- The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

- As of the date of this report, Mr. E. Bates McKee, MAI has completed the requirements of the continuing education program of the Appraisal Institute.

- The appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

RESTRICTION UPON DISCLOSURE & USE:

Disclosure of the contents of this appraisal report is governed by the By-Laws & Regulations of the Appraisal Institute.

Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser or the firm with which
(s)he is connected, or any
reference to the Appraisal Institute or to the MAI designation) shall be disseminated to the public through advertising media, public relations media, news media, sales media or any other public means of communication without the prior written consent and approval of the undersigned. No part of this report or any of the conclusions may be included in any offering statement, memorandum, prospectus or registration without the prior written consent of the appraiser. This appraisal is intended for use only by the client identified in the Transmittal Letter, and may not be transmitted or communicated to any other party without the specific written permission of McKee & Schalka, Inc.


__________________________________          ____________________________________
Signature of Appraiser                      Signature of Appraiser

                   GENERAL ASSUMPTIONS AND LIMITING CONDITIONS


The attached report may only be used or reviewed in its entirety. No individual pages, portions, analyses or conclusions may be separated from the complete report or verbally disseminated without transmittal of the entire report. The report is intended solely for the review and use by the client identified in the Transmittal Letter, and may not be transferred to any other party without the specific written permission of McKee & Schalka, Inc. Certain aspects of the report (including analysis methodology, spreadsheets, textual formatting and content) are considered the exclusive intellectual property of McKee & Schalka, Inc. All rights are reserved.

The following General Assumptions and Limiting Conditions are supplemented by additional specific assumptions and limiting conditions identified in the attached report.

It is assumed that there are no hidden or unapparent conditions of the property, subsoil, structures, or environment (including asbestos, formaldehyde, radon, soil contamination, structural conditions, legal compliance including zoning and Americans With Disabilities Act compliance, title or legal conditions, mineral or other valuable conditions or rights, or unknown soils, hydrological, or environmental factors) that render it more or less valuable. We have no expertise in any of these areas, and we specifically counsel the client to perform additional investigation by qualified experts. No responsibility is assumed for such conditions or for arranging the studies that may be required to discover them.

The liability of McKee & Schalka, Inc. and its employees is limited to the client only, and only to the extent of the fee actually contracted for.

The value conclusions are the result of integration of the entire appraisal process, including multiple methodologies, approaches and analyses. Any specific errors or omissions may or may not change the value conclusions.

The appraiser is not required to give further consultation, testimony or attendance in court by reason of this appraisal unless arrangements have been previously made.

The information furnished by others is believed to be reliable, but no warranty is given for its accuracy.

The forecasts, projections and estimates contained in this report are based on current market conditions, anticipated short-term supply and demand factors, and a stable economy. These forecasts are, therefore, subject to changes with future conditions. The analyses and conclusions are valid only as of the date of transmittal of the report.

The appraiser has made no survey of the property and assumes no responsibility in connection with such matters. Any sketch or identified survey of the property included in this report, is only for the purpose of assisting the reader to visualize the property.

No responsibility is assumed for the legal description or for matters including legal or title considerations. The property is appraised free and clear of any or all liens or encumbrances, unless otherwise stated. Title to the property is assumed to be good and marketable.

Responsible ownership and competent management are assumed.

The allocation of total value to land, buildings, or any fractional part or interest as shown in this report, is invalidated if used separately or in conjunction with any other appraisal.

                          [TABLE OF CONTENTS AND INDEX]

                           [LIST OF MAPS AND FIGURES]

                        SUMMARY OF IMPORTANT CONCLUSIONS


NAME OF SUBJECT PROPERTY:                       SUPER 8 MOTEL - BREMERTON
ADDRESS:                                        5068 KITSAP WAY
MUNICIPALITY:                                   BREMERTON, WASHINGTON
KITSAP COUNTY PARCEL NOS.:                      162401-4-011-2008, 162401-4-011-2107
PROPERTY DESCRIPTION:                           77-ROOM, 3-STORY LIMITED-SERVICE
                                                MOTEL.
CONSTRUCTION:                                   WOOD-FRAME
SIZE:                                           29,735SF GBA
AGE:                                            ORIGINAL CONSTRUCTION 1983.
CURRENT STATUS:                                 OPERATED AS FRANCHISE AFFILIATED
                                                SUPER 8 MOTEL
APPRAISERS:                                     E.  BATES MCKEE, MAI
                                                BRIAN R.  LEDBETTER, APPRAISER
MCKEE & SCHALKA REFERENCE NO:                   8219
USBADW REFERENCE NO:                            A98-532
EFFECTIVE DATE OF APPRAISAL:                    1/1/99
DATE OF REPORT PREPARATION:                     12/21/98
PROPERTY RIGHTS APPRAISED:                      LEASEHOLD ESTATE
PURPOSE AND USE OF APPRAISAL:                   ESTIMATE MARKET VALUE FOR ASSET
                                                EVALUATION
TYPE OF APPRAISAL:                              COMPLETE
TYPE OF REPORT:                                 SELF-CONTAINED
SIGNED CERTIFICATION:                           ATTACHED
ASSUMPTIONS AND LIMITATIONS:                    ATTACHED
SCOPE OF APPRAISAL:                             COMPREHENSIVE DATA COLLECTION; SALE
                                                COMPARISON AND
                                                INCOME APPROACHES USED
HIGHEST AND BEST USE:                           CONTINUED MAINTENANCE AND OPERATION
                                                AS FRANCHISE-
                                                AFFILIATED LODGING FACILITY
LEASEHOLD SALE COMPARISON APPROACH
VALUE:                                          $1,520,000 $1,310,000
LEASEHOLD INCOME APPROACH
VALUE:
RECONCILED LEASEHOLD VALUE ESTIMATE:            $1,400,000 ($18,181/ROOM)

COMMENTS

The subject of this appraisal is the 77-room Super 8 Motel located in Bremerton, Washington. This is a 3-story, wood frame, limited-service motel. The property was originally constructed in 1983. It has been well maintained and managed. Typical of other Super 8 properties the subject has fairly small rooms and limited common areas, and a functional layout with an interior entrance configuration. The property has an indoor pool and spa area.

The improvements are located on a 56,192sf (1.29 acre) site which is not owned in fee simple, but is leased. The lease has 20 years and 5 months remaining and this appraisal addresses the market value of the leasehold estate. The site is just east of State Route 3, on the north side of Kitsap Way at the freeway interchange with SR 3. Bremerton is a relatively stable market in terms of demand for rooms and there has been no significant increase in new supply of hotel rooms. The near-term future will likely see occupancies at about current levels with new supply in the near-term unlikely. We have forecast 1999 occupancy for the subject at 60% with an ADR of $46, which results in a total rooms revenue nearly identical to that which the subject achieved over the last 12 months.

As the basis for the valuation of the property we used the Sale Comparison and Income Approaches and did not use a Cost Approach. For an existing established motel property of this size and age, purchasers are primarily interested in the income characteristics and the market price for similar properties. For the Sale Comparison Approach we reviewed a wide variety of hotel transactions in Washington and Oregon, and used four sales for direct comparison with the subject. The subject would be marketable if available for sale, and we have placed some emphasis on the indications from this approach. The Income Approach is considered compelling, based on detailed income and expense history for the subject property over the past several years and a reasoned local and regional market analysis. Both approaches required direct consideration and downward adjustment for the land lease encumbering the subject site, which requires substantial rental payments and eventual lack of ownership at the end of the lease in just over 20 years. In the end, we gave consideration to both approaches in our final value reconciliation.

                             [SUBJECT PHOTOGRAPHS 6]

                              APPRAISAL DESCRIPTION


IDENTITY OF PROPERTY

The subject is an existing 77-room lodging facility known as the Bremerton Super 8 Motel. It is located at 5068 Kitsap Way in Bremerton, Washington.

LEGAL DESCRIPTION

We have not been provided with a title report for the subject property. A legal description for the subject property is referred to within the land lease agreement, but the legal description is not included in the copy of the lease which we were provided. The property has two Kitsap County Assessor's tax parcel numbers, which are 162401-4-011-2008 and 162401-4-011-2107.

It is our understanding that access to the subject is via an ingress/egress easement from Shorewood Drive. We assume that there are no other easements or unapparent title or legal considerations which affect the value or utility of the subject site.

PURPOSE OF APPRAISAL

The purpose of this appraisal is to estimate the Market Value of the subject property. following is the definition of Market Value according to OCC Regulation 12 CFR Part 34.42:

               "Market Value means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

        (1)    Buyer and seller are typically motivated;

        (2) Both parties are well informed or well advised, and each acting in what they consider their own best interests;

        (3)    A reasonable time is allowed for exposure in the open market;

        (4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

        (5) The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

FUNCTION OF APPRAISAL

It is our understanding that the function of this appraisal is to assist in decisions regarding financing and asset valuation of the property.

PROPERTY RIGHTS APPRAISED

This is an appraisal of the leasehold estate of the subject property. The improvements are located on land which is subject to a long-term land lease. The lease commenced in June 1983 prior to the construction of the improvements. The lease is fully net to the owner of the improvements for all expenses including property taxes, insurance, and other costs, and the lease has CPI-based escalations every 3 years. At the termination of the lease, the improvements revert to the lessor. A financial analysis regarding the value implications of the land lease including a forecast of future land lease payments and total value loss due to the land lease is included later in this report.

UNAVAILABILITY OF INFORMATION

We have not been provided with an environmental report, title report, structural inspection report, or a hydrologic or soils report. We are not expert in any of these areas, and generally rely on the technical reports of qualified personnel. We specifically assume that there are no unapparent conditions which affect the value or utility of the property.

ADA COMPLIANCE

We have not been provided with any information regarding the compliance of the subject property with the Americans With Disabilities Act (ADA). As a public lodging facility, the property may be expected to meet increased standards for access and other accommodation. ADA compliance standards are evolutionary and subject to legal and practical interpretation, and some future continued cost and upgrade for the subject would be expected. We have considered these issues in our valuation of the property. We are not experts in ADA compliance issues and specifically assume that there are no unapparent conditions with regard to ADA compliance which affect the value or utility of the property.

ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal is subject to the General Assumptions and Limiting Conditions found at the beginning of this report, as well as specific assumptions noted herein.

SCOPE OF APPRAISAL

This appraisal is not limited in scope, and uses both the Sale Comparison and Income

Approaches to value. The Cost Approach has not been employed in our valuation process. Current purchasers of similar properties are primarily interested in the income characteristics of the property, and focus on the Income Approach and Sale Comparison Approach when determining an appropriate purchase price. Also, the age of the improvements and subsequent renovation make an exact estimation of accrued depreciation unreliable. Therefore the Cost Approach has not been used, since it would not have had any bearing on the reconciled market value for the property.

In the course of this appraisal, Brian Ledbetter has personally inspected the subject property. In addition we have evaluated the local neighborhood and surrounding areas; surveyed the competitive lodging facilities within this market; and reviewed historical data and income and expenses for other similar properties. We have also carefully reviewed and analyzed the subject's income and expense history over the past several years. We have spoken with the subject's owners, manager, and other property managers, owners, and government officials within this market. We have researched and evaluated the sales of other lodging facilities, both locally and throughout the Pacific Northwest. Overall, the scope of the research and analysis contained in this appraisal is substantial, and in our opinion adequate to support the value conclusion.

COMPETENCY

We are competent to appraise the subject property. We have considerable experience in the analysis and valuation of lodging facilities throughout the region, and have appraised several other lodging facilities in the subject's market area. Please refer to the Scope of Appraisal, the Appraiser's Qualifications and Experience Data in the Addenda, and the research and presentation embodied in this report for verification of competency.

HISTORY AND CURRENT STATUS OF PROPERTY

A land lease for the site was entered into in 1983, and the original improvements subsequently completed, with Assessor's records indicating construction in 1983. The property has been owned continuously and operated as a Super 8 Motel since the time of the original construction. The subject was offered for sale in 1998, along with a portfolio of about 25 other Super 8 properties located in Washington, Oregon and Alaska, with an asking price of about $91 million. It is our understanding that several parties expressed interest in the properties, with the highest offer at about $81 million. This interest did not result in either transaction or indications for individual properties, and the interested parties bidding on the portfolio are different than the likely purchaser profile for the subject property individually. The property are not currently offered for sale, and we are not aware of any current or pending purchase offers, listings, or agreements.

REASONABLE EXPOSURE TIME AND MARKETING TIME

The value conclusion in this report is as of the effective date of this appraisal, and assumes that a reasonable exposure time has preceded that effective date. Thus the value is consistent with expected transaction on that effective date after prior marketing. Exposure time is the period of time that would reasonably have preceded transaction of the property at the appraised value on the date of appraisal. The reasonable marketing time discussed in this section is that period which would be expected to be incurred to market the property in the current environment as of the date of the appraisal report, with the marketing to occur subsequently. Thus the value conclusion is not necessarily the subsequent value that would be anticipated for transaction of the property after the future marketing period.

It is our conclusion that the subject property would be marketable if available for sale. The improvements are about 15 years in age, and appear to have been well maintained. The subject has just completed a renovation to common areas and about 20 of the rooms, and should continue to be competitive within its market segment for the foreseeable future. The quality and limited-service orientation make it attractive to the owner-operator segment, who continue to be active in the hotel market.

Regionally, there continues to be significant sales activity for this property type. Over the past several years the market activity of hotel properties increased, as REiTs and other entities had increased interest. More recently this institutional interest declined over the last half-year. While interest from this segment of purchasers declined, smaller income investors and owner operators continue to be active. On a single-property basis this would be the subject's primary market segment, and the subject improvements would be quite marketable to this segment.

Negative factors include a location in a secondary market, and the marketability of a property encumbered by a land lease, and loss of improvements at the end of the lease term. At about 20 years remaining this begins to become a significant factor, and would tend to offset the otherwise stronger marketability of the subject.

After consideration of these factors we have estimated a marketing and exposure time of one year or less, and the value conclusion is consistent with that estimate.

DATE OF INSPECTION

December 21, 1998

DATE OF APPRAISAL PREPARATION

December 21, 1998

EFFECTIVE DATE OF VALUE ESTIMATE

January 1, 1999

                               [NEIGHBORHOOD MAP]

                         NEIGHBORHOOD AND LODGING MARKET

NEIGHBORHOOD OVERVIEW

Please refer to the neighborhood map on the facing page for visualization of the location of the subject within this neighborhood. The subject is located in Bremerton, at the northwest edge of the business district area. This location is directly adjacent to the east side of SR-3 and within the incorporated City of Bremerton, and just on the southwest edge of Oyster Bay. Kitsap Way turns to the north just west of the subject property and the subject is located adjacent to the interchange with SR-3. To the east of the subject property Kitsap Way extends into the downtown core area. Perhaps the most significant changes in Bremerton within recent years have been within the downtown area. The downtown core of Bremerton has been gaining an increasing amount of attention in recent years due to several proposals for revitalization of the waterfront and ferry dock areas.

Roadway traffic in the vicinity of the subject is fairly active. State Highway 3 is a major limited access highway, and the subject property is directly adjacent to the highway right-of-way. It is essentially an extension of Highway 16, which is connected to Tacoma via the Tacoma Narrows Bridge. To the north, Highway 3 provides direct access to the Silverdale, Poulsbo and Bainbridge Island areas, and also connects with Highway 104 at the Hood Canal Floating Bridge, providing more distant access to Highway 101 (which rings the Olympic Peninsula and is a major tourist corridor). Thus, Highway 3 is a major link in the Western Olympic Peninsula area, both for commercial travel between a variety of locations, and for tourist travel, primarily in the summer months.

Bremerton is Kitsap County's largest city and contains 54% of the total incorporated population. The 1997 population of Bremerton was estimated at 38,600, up just 1.2% from 1990. This is expected to grow at a modest rate, according to a Puget Sound Regional Council 1995 publication. The neighborhood is within the Bremerton Area Forecast Analysis Zone, and the 1990 population for this area was reported to be 48,619. This is estimated to increase 6% to 51,485 by 2000. Population growth is expected to escalate at a much higher rate for the following decades; 23% from 2000 to 2010, and 21% from 2010 to 2020. Contributing to this population growth is the relative availability of vacant developable land on the fringes of the zone. Nearly all of the forecast population growth is expected to occur in outlying areas that are less developed.

The economy of Bremerton is highly dependent on Puget Sound Naval Shipyard
(PSNS) employment. This yard is Washington State's second largest industrial employer, behind Boeing. It is estimated that 76% of the workforce in Kitsap County is directly or indirectly tied to the military. The employment at this shipyard has seen significant downsizing since 1993. Employment in 1993 was 12,600 which has been reduced to about 8,800 employees today.

Bremerton currently has six ships homeported, including the aircraft carrier Carl Vinson, Sacramento, Camden, Rainier, Bridge and the Hood. The shipyard expects a fairly typical level of work for 1999, including the decommission of two submarines, the Essex for a major overhaul, and at least one short visit by the aircraft carrier Abraham Lincoln. The Abraham Lincoln is one of six ships homeported at the Navy's new homeport facility in Everett, and would likely not require significant levels of housing in 1999 or the near future. The Super 8 did have 5] rooms occupied for nine months in 1996 by personnel from the Abraham Lincoln. The manager of the subject property indicated that the Essex had contacted them regarding potential for 51 rooms in May through August 1999.

There is a significant redevelopment project planned for the Bremerton CBD which could help offset lost employment at PSNS. The "Sinclair Landing" proposal includes a complex of offices, retail stores, cinemas, a museum, and three parking garages. The first phase of the project would be the updating and expansion of the Bremerton Transit Center to accommodate a passenger only waiting area, a Kitsap Transit Bus Center, and expanded transit facilities. This proposal also includes expanding the marina to include 173 new permanent moorage slips and two condominium apartment projects with a total of 180 units. An 80 room hotel and conference center is also planned as part of this project. It is expected that this project will come on line over the next several years. In general, this plan is consistent with the city's vision of a revitalized Bremerton central business district area. Overall, the types of retail or commercial activities contained in the downtown area would not compete with the subject property but would increase the residential activity in and around the central business district area.

The immediate neighborhood surrounding the subject property consists of the commercial uses along Kitsap Way and contains a mix of hotels, retail, restaurant and office buildings. The areas to the north and south of the commercial properties along Kitsap Way are generally residential in nature. Directly across 7th Avenue to the north of the subject property is an area with the Central Bremerton residential zoning and the main commercial activity within the central business district is located to the south of the subject property. Traffic counts along Highway 3 in the vicinity of the subject are as follows:



                    SR-3 AT AUTO CENTER WAY CROSSING
                                                             AVG. ANNUAL
 1994            1995            1996            1997           CHANGE
------          ------          ------          ------          ------
27,000          28,000          31,000          32,000          +4.6%

Overall the subject has a strong location within this neighborhood. The direct highway visibility and access are positive factors for a lodging facility, as is the proximity to numerous restaurants and other services.

                    [HISTORY OF HOTEL/MOTEL ROOM SALES TABLE]

OVERVIEW OF LODGING MARKET

The Bremerton area lodging market is fairly self-contained, with nearly all of the facilities located within the city limits of Bremerton and the majority of the facilities are along Kitsap Way or SR-3. In total, there are about 598 hotel/motel rooms in the area, the majority of which are contained within about 8 primary lodging facilities. The 77 subject rooms accounts for about 13% of the total rooms.

The motel properties are generally centered around the SR-3 interchanges within the city of Bremerton, and specifically the Kitsap Way interchange. The stretch of about 1.5 miles contains about half of the competitive facilities, and about half are mostly older properties developed from the late 1960s and 1970s. Many of these older properties are 2-story exterior entrance facilities, and all are in the budget to moderate class price range. The Howard Johnson Motel, which was previously the Bayview Inn, has the majority of conference/meeting room space in the market and can hold up to 900 persons in large meeting rooms, a converted theatre, and this facility also has a restaurant and views of Oyster Bay. This full-service property has rates and services at the upper end of the local market. This is the only property in the local market located west of the SR-3 interchange and the subject is the first motel property encountered when traveling down the hill from this property, and the significant amount of meeting space at the 146 room Howard Johnson facility results in some overflow to nearby hotels, including the subject. A wide variety of factors contribute to the demand for motel rooms in this area. Primary among these is the local commercial and highway traffic activity, with a significant level of the local occupancy related to the Navy presence.

A wide variety of factors contribute to the demand for motel rooms in this area. Primary among these is the local commercial and highway traffic activity, with a significant level of the local occupancy related to the Navy presence, as previously discussed.

HISTORY OF HOTEL/MOTEL ROOM SALES

The figure on the facing page summarizes the history of hotel and motel room sales revenues for the city of Yakima and Yakima County over the last 12 years. The source of these figures is the State of Washington's Hotel/Motel Tax Revenue Reports. The individual annual figures show significant variation. This is the result of numerous factors, including fluctuations in Navy activity, tourism, and weather related factors. In addition, the figures reflect actual room revenue tax collections from the facilities rather than tax obligations, which sometimes results in individual variations due to delinquent tax revenue collections.

As the figures show, the overall lodging market has shown modest increases over this entire period, averaging about 4.8%/year. More recently, following the large increases in the late 1980% and early 1990% the figures have been relatively flat. Over the last two years the average increase for the city has been down at -3.4%, while the county as a whole has been up slightly, with a 3.8% increase. The figures for the first 10 months of 1998, versus the same period in 1997 are slightly better for the city, although the county has been flat, showing -1.6% and .3% respectively.

           [HOTEL ROOM REVENUE HISTORY IN THE PACIFIC NORTHWEST TABLE]

Other indications of regional trends comes from a review of Trends in the Hotel Industry, a publication by PKF Consulting most recently dated October 1998. This survey, summarized on the facing page, includes 140 Washington properties that total 20,129 rooms, and is divided by sub-areas for the Washington market. We have considered the "Olympia and Southwest WA" lodging market, and the "Bellingham and NW WA" markets as being most representative of o the market of the subject, which is not specifically covered in this report.

The Bellingham and NW WA market had increases in both ADR and occupancy and overall increase in REVPAR of 4.2%. The average daily room rate increased from $57.53 to $58.28. Thus the average Revenue per Available Room (RevPar) was $39.86, up 4.2% from the same period in 1997. The state as a whole experienced a slight decline in average occupancy was more than offset by ADR increases, and average RevPar was up by 6.3%. In general, the urbanized areas showed increases, while the more rural markets were flat to slightly declining. By size and rate, the smaller and lower-rate properties had the lowest increases. In summary, on a same facility basis, properties in the subject location, size and rate classification were amongst the lowest performing properties in Washington State.

NEW SUPPLY

There are currently no new hotels planned for the Bremerton area or surrounding areas which would provide additional competition for the subject property. Given the relatively flat room revenue figures for Bremerton, further increases in supply in the short to medium term are unlikely. Given the relatively stable demand segments and very modest historical ADR increases, new construction does not appear feasible at this time, and this situation is unlikely to change within the next few years.

NORTHWEST SUPER 8 STATISTICS

Please refer to the figures on the following page which show the operating statistics for 22 Washington and Oregon Super 8 properties under the same management as the subject. The exhibit shows the occupancies, ADR, and RevPar for the period Nov. 1997 - Oct. 1998, and also compares these with the previous 12 months. These chain-wide statistics show an average RevPar of $28.37 over the past 12 months, which is down 1.1% over the previous figures. The average chain-wide occupancy was 56.8%, which is similar to the subject's occupancy over this period. The ADR at the subject was also lower than average

CONCLUSION AND FORECAST OF SUBJECT ROOM REVENUE

All of the indications show a relatively flat lodging market in Bremerton, with gradual increases in demand and ADR, but with REVPAR declining from the 1994 through 1996 levels. This has resulted from decreases in Navy activity and tourism rather than over-supply of hotel rooms. This has resulted in declines in occupancies at existing facilities. For the market as a whole we would expect to see modest increases in rooms revenue overall, due to small expansions in demand along with some achievable ADR increases.

Please refer to the Income Approach later in the report, wherein we will discuss the detailed history of revenue for the subject, and the directly competitive local hotels. After consideration of all of these factors we have forecast the subject's 1999 occupancy at 60%, with an ADR of $46.00. This results in a RevPar forecast of $27.60, slightly higher than the most recent figures but consistent with the previous years REVPAR indications. We have considered that the property has recently remodeled rooms, as well as the potential for Navy contract work when the USS Essex arrives at the Bremerton shipyard. For the near-term future we would expect a gradual increase in rooms revenue, as a result both of the renovations making the property more competitive, and modest increases in the market as a whole.

   [WASHINGTON AND OREGON SUPER 8 MOTELS 1997-1998 OPERATING STATISTICS TABLE]

                                   [SITE MAP]

                                SITE DESCRIPTION

LAND AREA AND SHAPE                 Please refer to the Site Map on the facing
                                    page. The subject property is an "L"-shaped
                                    parcel. The total land area of the subject
                                    site is 1.29 acres, or 56,192sf.


ACCESS & STREET FRONTAGE            Although we have not been provided with a legal
                                    description, it is our understanding from the owners
                                    that there is a two-way access easement to Shorewood
                                    Drive to the east, and a one-way exit-only access
                                    easement to Kitsap Way to the south.  Both access
                                    easements are improved with paved driveways at this time.


TOPOGRAPHY & SOIL CONDITIONS        The subject site slopes down to the west and north. It is
                                    currently developed with the existing
                                    3-story motel building. We have not been
                                    provided with a soils report for the subject
                                    property. We assume that the sub-surface
                                    soils are adequate to, support the existing
                                    improvements, and that there are no
                                    unapparent drainage or soil problems.


ENVIRONMENTAL CONDITIONS            We have not received any information regarding
                                    environmental conditions at the subject site.  We are
                                    not experts in these areas, and it is a specific
                                    assumption of this report that there are no unusual
                                    environmental conditions which materially impact the
                                    value or utility of the property.


UTILITIES                           The subject property is fully serviced by
                                    public utilities, including water, sewer,
                                    electricity, telephone and cable television.


ZONING                              The subject property is zoned "GB, General Business", in
                                    the City of Bremerton.  Under this designation motels
                                    are permitted outright.  Building height is restricted
                                    to 60'.  There is no minimum lot area.  Minimum front
                                    setback is 20', There is also no lot coverage
                                    limitation.  The subject property is an existing,
                                    established use and appears to conform with the GB
                                    zoning development standards.

ASSESSMENT AND TAXES                Land                            $340,000
                                    Improvements:                 $1,550,000
                                    Personal Property:               $95,054
                                                                  ----------
                                    Total:                        $1,985,054
                                                                  ==========
                                    1998 Property Taxes:          $30,837.07
                                    Average Tax Rate:                  1.55%

SUMMARY                             The subject site is a fully functional
                                    commercial site. It is our understanding that the easements provide access across adjoining properties and the site is visible from SR-3.

                         [SITE PLAN FLOOR PLAN DRAWING]

                            IMPROVEMENTS DESCRIPTION

GENERAL DESCRIPTION

The following description of improvements is based on our inspection of the subject improvements, as well as review of available plans and discussions with the subject property owners and managers. The Site Plan on the facing page shows the lay out of the improvements on the subject site. Please refer to the subject photographs at the beginning of this report which also show these Improvements. Copies of the building plans are provided at the end of this section.

OPERATOR

The subject property is operated as a Super 8 Motel franchise.

GENERAL DESCRIPTION OF THE IMPROVEMENTS:

The Bremerton Super 8 Motel is a 77-room, 3-story, average-class motel. The improvements consist of a wood-frame building which was built in 1983. The building has a total gross building area of 29,735sf or 386sf/room. Typical of other Super 8 properties, the subject has fairly small rooms and limited common areas, and a functional layout with an interior entrance configuration. The building includes a manager's apartment, but does not include restaurant or banquet facilities. On-site parking is provided for 69 cars, and it is our understanding that 11 additional parking spaces are provided by the master developer of the subject land on the adjacent site to the north, for a total of 80 parking spaces. The subject property also includes a small conference room on the third floor across from the managers apartment which can accommodate small meeting groups.

GUEST ROOMS

The first floor is a daylight basement level with 26 guest rooms, motel laundry, boiler room, utility and storage room, and tenant laundry. The total gross floor area is 10,131sf. The second floor is the main entrance level with 26 guest rooms, a lobby and reception area, manager's office, supply room, employee room, and vending area. Total area is9,802sf. The third floor has 25 guest rooms, a conference room, a one-bedroom manager's apartment unit, and storage room. Total area is 9,802sf.

The total Gross Building Area (GBA) is approximately 29,735sf. There are a total of 77 guest rooms, including 36 single-rooms and 41 double rooms. Typical single-rooms are about 12'-6" x 22', with a total room area of between 249sf and 275sf. Typical double-rooms are 12' x 26', for a typical area of 312' to 321'.

INTERNAL LAYOUT, PUBLIC CIRCULATION & FACILITIES

The motel building is three stories, with the lobby, registration area and administrative offices at entrance level, between the lower level and third floor. The upper floors are accessed via internal stairways on the east and west ends of the buildings. The rooms are situated on either, side of the central corridor on each floor, with the single rooms mostly on the south side, and the doubles on the north side. Other public areas include a meeting room and guest laundry facilities.

STRUCTURE

The foundation is a steel-reinforced concrete slab on matt and spread footings. The building is wood frame.

EXTERIOR WALLS

The exterior walls are 7/8" stucco, over 2' x 4' studs on 16" centers, windows are double-pane insulated glass

INTERIOR WALLS AND PARTITIONS

Interior walls are gypsum wallboard covered with thin-wall plaster. Party walls consist of gypsum wallboard over RC channels, with batt insulation and thin-wall plaster exterior.

FLOOR COVERINGS, CEILINGS & LIGHTING

Average-quality wall-to-wall carpet is the floor covering in the guest rooms and public areas, including the lobby and registration area, administrative offices, stairs and hallways. Vinyl flooring is the floor covering in the guest bath-rooms, laundry room and other motel service areas. Ceilings are gypsum wall-board with thin plaster covering in most areas. Lighting fixtures are generally incandescent In the guest rooms, with both incandescent and fluorescent lighting in the public areas.

ROOF

Tile roof shingles on a pitched deck.

DOORS AND WINDOWS

The entrance doors are self-closing plate-glass doors set in aluminum frames. Interior doors are solid-core and hollow-core wood, with metal frames. Exterior windows are double-pane glass in aluminum frames

FIRE PROTECTION

Heat sensors connected to central alarm system, with individual smoke detectors in each guest room.

HEATING, VENTILATION & AIR CONDITIONING

Individual through-wall air conditioning units in the guest rooms

ROOM FURNISHINGS

Typical room furnishings include beds with frames and headboards, a straight-back seat and an arm chair, a vanity unit, a color television set, fixed and movable lights, art work, and an oak-framed mirror. The single rooms also include a table. These furnishings are custom built, and appear to be attractive and durable.

OTHER FEATURES

The subject improvements are generally of good quality and-attractive in appearance. Although Super 8 Motels offer relatively low room rates and basic amenities, compared with full-service motels and hotels, the quality of construction and detailed amenities are superior to budget-class motels. The average guest room size is about 290sf, somewhat larger than the 250sf typical for a budget motel. Soundproofing is very good with lightweight concrete floors, and good soundproofing of party walls. Both the building itself and the furnishing and fixtures are attractive in appearance and should be durable over time.

RENOVATION AND CAPITAL IMPROVEMENT HISTORY

The subject improvements appear to be in very good condition and we are not aware of any areas of deferred maintenance. According to the property manager, 20 rooms have been recently completely rehabbed and a variety of common area improvements were also included. We have been provided with a summary of expenditures on the property over the last four years. The following table summarizes these amounts.


  YEAR             AMOUNT
--------          --------
    1995          $ 40,104
--------          --------
    1996          $  3,288
--------          --------
    1997          $ 29,430
--------          --------
    1998          $123,311
--------          --------
Total             $196,133
--------          --------
Per Room          $  2,547

Based on our analysis of cost new and the information above, we have estimated the contributory value of F,F&E at $180,000 or about $2,300/Room, including $130,000 in personal property value.

EFFECTIVE AGE/REMAINING ECONOMIC LIFE

The average age of the subject is about 15 years which is consistent with our conclusion of the effective age of the improvements. According to the Marshall Valuation Service, the total useful life of the subject improvements would be estimated at 35 years. Therefore, the remaining economic life is estimated at 20 years.

SUMMARY

The improvements consist of a Super 8 Motel with an average effective age of about 10 years. The property has a fairly standard configuration for a limited-service motel, with three floors of guest rooms on either side of a central corridor. The property is generally attractive in exterior appearance and includes a large amount of parking. Guest rooms have a standard configuration and moderately small sizes which are typical for a property with this orientation. The property appears to be in good condition for a motel of this age and has had significant recent expenditures on rooms and common area maintenance. This would result in an expectation for fairly modest short-term capital expenditures. With ongoing maintenance, the property should continue to be functional and competitive within its market segment.

                   [RICHERT & ASSOCIATES FLOOR PLANS--4 PAGES]

                              HIGHEST AND BEST USE

"Highest & Best Use" is defined by the Appraisal Institute as:

1) The reasonable and probable use that supports the highest present value of vacant land or improved property, as defined, as of the date of the appraisal.

2) The reasonably probable and legal use of land or sites as though vacant, found to be physically possible, appropriately supported, financially feasible, and that results in the highest present land value.

3)      The most profitable use.

The concept of Highest and Best Use is based on the most profitable and valuable use. The Highest and Best Use must meet four criteria: it must be physically possible, legally permissible, financially feasible, and maximally productive.

Highest and Best Use As If Vacant and Unimproved

The subject site is a regularly shaped, 1.29-acre site which is relatively flat and fully usable. It has a fairly unrestrictive zoning designation, and both the physical characteristics and the zoning would allow a wide variety of uses. The property is located in an established commercial area which is associated primarily with the nearby SR-3 freeway interchange and the Bremerton CBD to the southeast of the subject property. There are a wide variety of commercial and service-oriented establishments immediately surrounding the subject, including family and fast-food restaurants, service stations, stand-alone retail buildings and lodging facilities.

Notable features at the subject site which would tend to shape its use include the specific location directly adjacent to SR-3, with freeway visibility.. The size of the site would allow most forms of stand alone retail uses. Given the specifics of the site, the highest and best use would be a use that benefits most directly from the freeway exposure. This would include some form of lodging facility development or restaurant use. Both the size and orientation of the site make it suitable for these types of uses. In addition, there is ample evidence of both types of uses in the immediate vicinity of the subject.

After considering all of this evidence, it is our opinion that the highest and best use for the subject property as if vacant and unimproved would be for development with a restaurant or limited-service motel use.

Highest and Best Use As Currently Improved

The site is currently improved with a 77-room, 3-story, limited-service lodging facility. The effective age of this property is about 15 years with a substantial 20 year estimated remaining useful life. The property has recently undergone upgrading of rooms and common areas and is in good condition.

The property is at the lower end of the local lodging market and still has moderately strong operating statistics, and generates income greatly in excess of the current land value of the site. The property is fully functional in design, and differs relatively little from newer limited-service facilities of this price classification that have been recently constructed. The improvements are in reasonably good condition with no major items of deferred maintenance noted. With continued ongoing maintenance and periodic F,F,&E upgrades, the improvements should continue to remain competitive within its market segment for the foreseeable future.

Given these factors, it is our opinion that the highest and best use for the subject property as currently improved is for continued maintenance and operation as a franchise affiliated lodging facility.

[SALE COMPARISON PHOTOGRAPHS - Comparisons Nos. 1 and 2]

[SALE COMPARISON PHOTOGRAPHS - Comparisons Nos. 3 and 4]

[SALE COMPARISON MAP]

[Super 8 Bremerton - Sale Comparison Summary]

                            SALE COMPARISON APPROACH

The Sale Comparison Approach uses analysis of sales of comparable improved properties to derive units of comparison that are then used to indicate value for the subject. Our search for sales was broad, including most major markets in Washington State. Our selection of comparisons included considerable emphasis and understanding from the sales of properties we have previously appraised. The primary units of comparison in this analysis are price per room, price per square foot, and gross income multiplier. In addition, we have analyzed the capitalization rates for these transactions, which will be used in the subsequent Income Approach analysis.

Please refer to the exhibit on the facing page, which summarizes five transactions involving Washington State hotel properties. All of these transactions occurred in 1997 or 1998, and all represent transactions of limited service motels. All are highway-oriented properties that bracket the subject in terms of size, although the subject's age and quality are towards the lower end of the range. Photographs of these comparisons and a map showing their location is found on the preceding pages, and additional details regarding these transactions is included in the Addenda.

Sale Comparisons

Sale Comparison No. 1 is the November 1997 transaction of the Howard Johnson, which is located adjacent to the west of SR-3, about 1A mile west of the subject property on Kitsap Way. This 146-room full service property was built in 1978 and represents one of the subject's competitors in the local Bremerton market. This interior entrance facility was formerly operated as the Bayview Inn, and has a variety of meeting rooms capable of hosting over 600 persons for meetings or conferences. This property also has a restaurant /lounge area and a significantly higher level of common areas than the subject property. The $5,090,000 purchase price is the equivalent of $34,863/room, and a relatively low $45/sf of building area due to the large common areas. Overall, this comparison indicates a downward adjustment on a price/room basis as an indication of value for the subject property, and an upward adjustment on a price/sf basis.

Sale Comparison No. 2 is the sale in February 1996 of one of six Cypress Inn motels, in Washington and Oregon. This sale is the transaction of a 63 room property which is part of the overall transaction totaling 521 rooms. One of these six properties is located 10 miles north of the subject in Poulsbo. Five of these properties, including this comparison were constructed in the late 1980s by a Portland based developer, and they represent fairly basic, newer, budget-oriented motels with limited amenities. Five of the six properties fall into this classification, with the final property being a much older and inferior quality motel. This represented a distressed sale resulting from foreclosure and these properties had generally been in decline over the past two years with limited capital expenditures or replacement of F,F,&E. They vary somewhat in quality, but in total would be considered significantly below the quality of the subject. Although this was a distressed sale, the properties were widely exposed in the market and listed for sale with an asking price of $16,000,000. Both the requirement for bulk sale and the distressed nature of the seller probably reduced the price paid. The purchaser was a California-based lodging facility operator who purchased these six properties for $14.9 million or an average of $28,599/room. The purchaser intended to sell one or two of the inferior properties including the older motel in downtown Portland, and likely refurbish and place a national franchise affiliation on the other properties. This property was affiliated as a Holiday Inn Express franchise. Based on the purchaser's analysis of the income characteristics of these properties, the capitalization rate was 12%, which included a total of 6% deductions from the net operating income for reserves and management fee. This purchase was recorded at a purchase price of $2,400,000, or about $38,095/room and overall would indicate a downward adjustment as an indication of value for the subject property. The bulk sale price indication and analysis of the other properties indicate that this property would be one of the more valuable within the bulk purchase.

Sale Comparison No. 3 is the EconoLodge in Fife. This somewhat older exterior entrance property is well situated with highway visibility. The property was purchased in December 1997 for $2,880,000 or about $28,000/room. The dated exterior configuration decreases the value. The average area per room and the income characteristics are slightly less than the subject. Thus the subject is more valuable per room and this comparison indicates an upward adjustment on a price/room basis.

Comparison No. 4 is a recent transaction involving the Needle's Inn, located in Chehalis, Washington. This is an older facility located along the Interstate-5 corridor about midway between Seattle and Portland. This exterior entrance facility has fairly basic rooms and limited amenities, and has not historically had strong revenue statistics. Like the subject, the property has excellent freeway visibility and good access. The purchase price at $2,275,000 is $32,500/room. We have specific confidential information regarding the income and expenses at this property at the time of sale, which indicated a relatively low capitalization rate of between 10% and 11%. Overall we believe this market to be quite similar in terms of achievable income, and this transaction is a reasonably good indicator of value for the subject. Given the relatively small room sizes and lack of common areas we believe this comparison is a good indication of market value on a S/room basis, but slightly more on a $/sf basis.

One additional sale comparison is worth considering at this time. The Silver Cloud Inn in Tukwila, south of Seattle, is a 120-room exterior entrance, limited service motel, constructed between 1980 and 1986. In 1997, this property had good operations at 75%occupancy at an ADR of about $52. It is situated on a leased land site of about 2.45 acres, with the lease expiring in 2039. An offer was tendered for this property within the last three months. The land lease is currently well below market, but adjusts to market in 2010. Using a similar methodology as will be subsequently used for the subject property, the sale price is adjusted to $6,200, 000, after adding about $1,000,000 for the loss in value represented by the leasehold. Based on this adjusted price, the equivalent fee simple offer is about $52,000/Room. Although this building is inferior to the subject property, with older construction, exterior entrance and outdoor pool, the Seattle area market is superior, and the value indication should not be used on a physical comparison basis. However, the financial comparison for the fee simple estate indicates the cap rate of 11.0%, and a GIM of 3.6. Based on the actual offer price for the leasehold position, the capitalization rate on the leasehold is 12.4%. This offer indicates the potential marketability of a leasehold position, and will be subsequently discussed in the Income Approach.

Fee Simple Sale Comparison Approach Conclusions

The subject property is a limited service property with a well-established income, which has fluctuated over the last several years as a result of the local Navy presence. Positive factors include the significant renovation of rooms and common areas in the last year, and the good highway visibility for the site. Negative factors include the secondary location, and the fact that the improvements are situated on leased land, which requires ongoing payments, and the eventual loss of ownership of the improvements. For the purpose of this analysis, we have first valued the subject property as if the land were owned fee simple (as with all of the sale comparisons), and next made an explicit adjustment for the loss in value as a result of the land lease.

Most recent purchasers of limited service hotels have been individual owner-operators, who may own one or several facilities. They often buy properties based on the gross income characteristics, and subsequently self-operate and manage the properties, sometimes with and sometimes without franchise affiliation. Thus a motel property represents an employment opportunity and a business venture of a manageable scale. Individually, the subject is too small to appeal to an institutional investor. Although the interest from the institutional and REIT segments in purchasing hotels has diminished substantially in the last year, other market interest in smaller lodging properties has remained fairly strong resulting in a stable and active market throughout 1998. Based on all of this evidence we have concluded that the subject would be marketable if available for sale.

The sale transactions bracket the property in terms of physical characteristics, market characteristics and income characteristics. Sale No. 1 is a full-service property in the vicinity of the subject which transacted for approximately $35,000/room and although a full-service facility, provides some indication of value for the subject, requiring a downward adjustment. The other three properties provide indications ranging from approximately $28,000/Room to $38,000/Room. As a group, the comparisons indicate values on a price/sf basis ranging from $45/sf to $111/sf. For these types of properties, many purchasers are most interested in the Gross Income Multiplier (GIM), as they are most concerned about the income characteristics. In urbanized areas, newer limited service properties are purchased on a GIM of about 4.2. Properties of about 10 years old may have a value of about 4.0 GIM, while properties older than 15 or 20 years may have a GIM of 3.7 or less. Older properties require a greater level of maintenance, and often require immediate capital expenditure for deferred maintenance, and thus the gross income is than less valuable than for a new property. Finally, in secondary nonurbanized locations, the GIM may be reduced by .2 - .5.

The sale comparisons indicate a fee simple value of about $33,000/room, or about $2,540,000 in total. We also have considered the GINI of 3.6 as an indication of value for the subject, which

[Super 8 Motel - Bremerton
Discounted Cash Flow Analysis - Land Lease] would indicate a value of approximately $2,600,000 While the comparisons range from 2.4 - 4.3, most indicate a range of 3.3 - 4.0. We have also analyzed the indications on a price/sf basis, with the comparisons indicating $85/sf, or about $2,570,000 in total. In the final analysis, we have reconciled between these two indications on a price/room basis and the GIM indication and have estimated the subject's fee simple Sale Comparison Approach value at $2,570,000. The subject is a well-maintained property with an effective age of about 15 years in a secondary market, and this indication appears reasonable.

In summary, the value indicated by the Sale Comparison Approach value as if owned in fee simple is $2,570,000.

Leasehold Estate and Adjustment to Fee Simple Sale Comparison Value

The current market value of the leasehold estate of the subject is less than the market value as if fee simple which has previously been estimated. This loss in value due to the leasehold has three different components. The first is the actual loss in net operating income over the term of the lease due to the land lease payments. Please note the exhibit on the facing page, which summarizes our analysis of the value implications of these future land lease payments. Please refer also to the Appraisal Description section for a discussion of the land leases which encumber the subject. Briefly, the land lease has about 20 years remaining and the annual lease payments have been included based on the current lease payment and CPI escalations every three years. The land lease payments are then discounted back to a net present value as of January 1, 1999. The analysis runs through the expiration of the lease. In this instance the future land lease payments have been discounted at an equity discount rate (IRR) of 12.0%. Discounting the future land lease payments results in a net present value for the land lease payments at about $450,909.

The second component that impacts the current leasehold value relative to fee simple value is the loss of reversion at the end of the lease. This could potentially include both the value of the underlying site, and any remaining value of the improvements at that time. Due to the relatively short remaining term nature of the land lease, the magnitude of this component in loss is becoming larger, and not particularly sensitive to changes in assumptions which were made to estimate this value. Due to the length of the remaining lease term, the reversionary value of the improvements is somewhat uncertain, and depends to a large extent on the amount of subsequent renovations to the motel. In estimating the reversionary value loss, we have used a current fee simple property value estimate (based on the Sale and Income Approaches) of about $2,470,000. For the purpose of reversion calculation we have escalated this value at 2.0% annually. This loss in potential reversionary value has been discounted back to the present. This results in a current loss in value due to the loss in reversion at the end of the land lease at about $351,307. Totaling these figures results in a total economic value loss from the land lease of $802,217.

The final component in this loss of value is the negative impact on the marketability of the real estate as the result of the leased land. This type of investment is perceived both as more risky and more complicated than fee simple ownership. This results in negative market perception of leasehold properties particularly as the lease expiration date comes closer. In the case of the subject both the actual reversion loss and the loss resulting in market perception would be reduced because of the remaining lease term. After considering all of these factors, we have estimated the value loss due to the reduced marketability of the property at an additional 10.0% of the fee simple property value conclusion, or $247,000. Adding this to the economic value loss from the lease payments and loss of reversion, results in a total loss in value due to the leasehold estate at $1,050,000 when rounded.

This figure has been deducted from both the Sale Comparison and Income Approach fee simple value conclusions. Deducting this figure from the fee simple value estimate above results in a Sale Comparison value conclusion for the leasehold estate of $1,520,000.

Capitalization Rate

In the subsequent Income Approach analysis, the value has been estimated based on a capitalization of forecast year 1 net operating income (NOI). The capitalization rate expresses the relationship between the property's NO! and sale price. For determining the appropriate capitalization rate for the subject we have considered the indications from the sale comparisons as previously described.

The appropriate capitalization rate to be applied to a specific property depends on a wide variety of factors. These include the age of the property and expected near-term future capital costs, which are not reflected in any one year's net operating income. These rates are also affected by longer term income characteristics relative to the actual or forecast income at the time of sale. In addition, the required capitalization rate is strongly impacted by a potential purchaser's perception of volatility or risk in the future income characteristics, as well as the likely future marketability of the property.

For the subject, positive factors include the modest overall dollar value, which is low enough to be feasible for purchase by many owner-operators. There continues to be very strong demand from this market segment, and the subject would likely be quite marketable to this segment if available for sale. This is due to the strong physical characteristics, good specific location within a secondary market, and mid-priced limited service orientation. As numerous recent sales throughout the region demonstrate, these types of transactions often have relatively low capitalization rates after typical expenses for outside ownership are considered. Other positive factors include the subject's recent rooms renovations (which totaled about $196,000 over the last four years) and lack of deferred maintenance. This should result in low required near-term capital expenditures for the property. The other positive factors relates to the relatively modest occupancy in year I which has been forecast, at 60.0%. This is due to substantial increases in supply in this market which make significant increases unlikely in the short-term, but in a longer term context represents up-side potential in future NOI.

Negative factors which would tend to increase the required capitalization rate include the location in a secondary market, which would not be as attractive to potential income-oriented investors as more urbanized locations throughout the region.

After consideration of all of these factors, we have estimated 11.0% as the appropriate capitalization rate to be applied to the subject's income before reserves. It should be noted that this capitalization rate assumes that the underlying land is owned in fee simple, and does not account for the reduction in marketability due to the current land lease.

[Rental Comparison Photographs - Comparisons Nos. 1 and 2]

[Rental Comparison Photographs - Comparisons Nos. 3 and 4]

[Rental Comparison Photograph - Comparison No. 5]

[RENT COMPARISON MAP]

[Super 8 - Bremerton
Rental Comparisons Chart]

INCOME APPROACH

The purpose of the Income Approach is to value an income property by analyzing likely future income and expenses to the property. In this case we have employed a Direct Capitalization Analysis, by dividing a annual forecast Year 1 net operating income (NOI) by an appropriate capitalization rate.

We have relied on a variety of sources as the basis of the forecast of NOL including an analysis of the subject's historical income and expense. Please refer to exhibits on the following pages, which summarize the detailed expenses for the subject over the past two years, as well as a breakdown of the income on a month-by-month basis from 1994 to the present. We have also specifically compared the subject's operations with other properties in this market. We have also used expense comparisons for forecasting individual expense items, which are also summarized in an exhibit on a following page. Finally, we have considered the broader supply and demand forces at work within this specific lodging market and throughout the region. Please refer to the Lodging Market section for a detailed discussion regarding the factors which influence room sales, as well as historic and likely future trends in this area. Based on this evidence we have made a forecast of income and individual expense items for the subject property, which is found at the end of this section.

Please refer to the exhibit on the facing page. This shows the relevant details regarding the five other properties in the subject's local market. Photographs of these properties as well as a map showing their location relative to the subject are found on the previous pages.

Rental Comparisons

Rental comparison No. 1 is the Howard Johnson, located west of the subject on Kitsap Way. This 146 room hotel is a full-service property with restaurant and meeting rooms and is currently undergoing renovations. It is on the west side of SR-3 and has views to the east of Oyster Bay. This property is located at the upper end of the local market in terms of both room rates and amenities offered. The property has meeting room capacity in excess of 600 persons and does provide overflow business to the other local properties including the subject when hosting large meetings or conventions. The subject is the closest lodging facility to this comparison in physical location which is also beneficial. The current rates are significantly higher than the subject and due to the full service orientation this comparison is not a direct competitor with the subject.

Rental comparison No. 2 is the Oyster Bay Inn, located to the east of the subject on the same side of Kitsap Way as the subject, but lacks the subject's direct freeway visibility. This property has a more full-service orientation than the subject, with a restaurant, lounge, and heated pool. As with the Howard Johnson property, the room rates at this property are somewhat higher than the subject due to the amenities offered. There are also two-bedroom units and suites with whirlpool baths, and microwaves and refrigerators in some rooms. Overall this comparison is considered to be superior to the subject and has generally higher room rates.

[Super 8 - Bremerton
Monthly Rooms Revenue History Chart]

Rental Comparison No. 3 is the Best Western Bremerton Inn, which is located east of the subject on the south side of Kitsap Way. This property includes 75 rooms which are generally larger than the subject and the property has an outdoor heated pool. The amenities offered include continental breakfast and this property has generally higher rates than the subject.

Rental Comparison No. 4 is the Flagship Inn, which is located east of the subject on the north side of Kitsap Way. This property is somewhat smaller than the subject with 29 rooms and is an older property with more similar room rates to the subject . The hotel is a three story interior corridor room access facility with a heated pool. The rooms are larger than the subject and the property has an outdoor heated pool. The amenities offered include continental breakfast and this property has slightly higher rates than the subject.

The final comparison is the Chieftain Motel located just south of Kitsap Way on National Ave. This property is the most similar to the subject in terms of room rates and amenities, but is somewhat older than the subject, having been constructed in 1960. It is very similar in terms of occupancy, and room rates, although the quality of the subject is considered to be higher than this comparison. Seven of the units within this facility have kitchen facilities and this property also offers weekly and monthly rates.

Subject Room Rates

The subject property currently has asking rates of $48.88 for a 1-person single room, and $54.79 for a 2-person double room. The only standard discount offered is the VIP plan, which results in a 10% discount off rack rates to a rate of $43.99 single and $49.31 double. Since enrolling in the VIP plan has a nominal cost that is about commensurate with the discount the first time it is used, most rooms are sold at the 10% discounted rates.

The property has a current winter rate special of $39.88 for VIP cardholders on 1 or 2 person for a one bed room, or $44.88 for 2-4 persons for a two bed room. Looking forward, the rack rates are estimated to be escalated by about 10% for the 1999 summer season from 5/19 - 9/7. These rates are consistent with those offered by the similar nearby competitive properties, and the subject rate structure appears reasonable and near the lower end of the local market, consistent with the subject's limited service orientation.

Monthly Rooms Revenue History

The figures on the facing page indicate the average occupancy, average daily rate, and revenue per available room on a month-by-month basis for the property since January 1994. Below each table are the figures for the one-year period November 1997 through October 1998 as well as for the previous 12-month period. Over the last year, the subject averaged 55.4% occupancy at an ADR of $46.72, with a calculated RevPar of $25.89. For a 77-room limited service property in a secondary market in the Northwest, these figures are about typical and economic. However, occupancy and RevPar have declined over the last 4 years, with the exception of 1996, when the subject had a Navy contract for 51 rooms for the aircraft carrier Abraham Lincoln for nine

[Super 8 - Bremerton
Income and Expense History Chart]
months. There is potential for a repeat of this contract work, with the subject property manager indicating current negotiations with the USS Essex, which is coming into the shipyard in 1999. The property manager indicated that the increased occupancy in 1996 resulted in some decrease in following years due to lack of repeat business. We do not anticipate substantial additional new construction in the near term in this market, and view the current market and subject rates and occupancies as fairly stabilized at this time.

Forecast of ADR and Occupancy

Please refer to the Market Analysis, in which the broader supply and demand forces and factors which influence room sales in this market are discussed. The current rates and recent history of the subject are consistent with these forces and with the empirical indications from other similar properties. After considering the specific history at the subject property, supply and demand forces within this market, evidence from other Super 8 motels, and indications from the competitors, we have made the forecast of Year 1 ADR and occupancy for the subject as follows; For the year 1999 we have forecast the subject's ADR at $46.00. This is consistent with the most recent 12 months figures and considers the potential for the sale of a large block of rooms at a slightly lower rate, of which the overall result is an increase in rooms revenue. We have forecast occupancy for this time period at 60.0%. This represents an increase from the current most recent 12 months occupancy at 55.4%, but is more consistent with prior years occupancy figures and considers the possibility of higher occupancy at contract rates as exhibited in previous years. This combination of factors results in a RevPar of $27.60, up 6% from the last year and consistent with previous years RevPar indications.

Income and Expense Forecast

Please note the figures on the facing page which summarize the income and expenses for the subject over the past two years. An exhibit on the following page summarizes individual income and expense items for two other similar Super 8 motels, and an average for a survey of similar properties in the United States in 1997. These properties bracket the subject in terms of ADR and occupancy, as well as in terms of age and overall quality. Together, these indications and the preceding discussion form the basis for our income and expense estimate for 1999.

The subject history is summarized from detailed accounting provided by management. Expenses exclude interest, depreciation, and professional fees (generally accounting and legal), which are related to ownership and not real estate interests. Also, the expenses exclude land lease payments, since we will first estimate the income and value of the property as if owned fee simple, and subsequently make a specific adjustment for the impact of the land leases. The subject property is essentially owned and managed by a central organization that also operates about 25 other Super 8 Motels in the Northwest. Thus, it is not only part of the Super 8 franchise chain, but is also centrally operated and locally managed along with other properties. Certain expense items, such as many administrative expenses, marketing, and professional management are incurred off-site, and directly charged to the subject property and to the other

[Super 8 - Bremerton
Expense Comparisons Chart]
properties under the same management. This allows for the good and cost-effective central administration, and quality control of operations.

The subject history, and the comparison properties are analyzed not only on total dollars, but also on S/room, S/Room Sold, and % of Total Income. All of these units of comparison are considered and used in our following forecast. As previously discussed, we have forecast an ADR of $46.00 and a 60% occupancy, which results in a 1999 rooms revenue forecast of $775,698. Telephone income has been forecast at $0.75/room sold, while telephone expense has been estimated at $0.80/room sold, for a slight loss for this operated department. Other Income includes vending income, faxes, guest laundry, etc., and represents less than 2% of total income at a forecast of $0.85/room sold.

Rooms expenses accounts for cleaning, supplies and front desk labor. Although this expense category is mostly variable with occupancy, larger properties are more efficient in this category because of the fixed cost of front desk labor. Also, some hotels account for on-site management and other labor in this category instead of in Administrative and General, where we have accounted for on-site management. These two expense categories should be viewed and analyzed together for a full understanding of operations. We have forecast Rooms expenses at $2,300/room, or about $10.50/room sold. Administrative and General expenses include on-site managers, credit card discounts, supplies, business taxes, and direct reimbursement charges for offsite administration, training, hotel accounting quality control and other charges. Some of these offsite expenses relate to ownership accounting and would be expected to decline under generic individual ownership. The level of quality control and administrative management for the subject is somewhat higher than typical. Although this maintains the long-term viability of the property, many purchasers would plan on incurring less expense in the short term, and our slightly diminished forecast at 14% of total income considers these issues. The combined total of Rooms and Administrative & General appears reasonable and consistent with other properties.

Franchise fees are currently 5% of Rooms revenue. However, current fees for Super 8 and other similar franchises are higher, and the rates at the subject are "grandfathered" at a historically lower level. A new purchaser would incur a total franchise fee of 8% of Rooms, which is our forecast. A strong franchise affiliation is important in order to maintain market share in this competitive lodging market. Much of the subject's room sales come from the central reservations system, and the subject's strong name recognition and repeat business are significant factors that would not be possible without such affiliation. The forecast income implicitly assumes that such affiliation will continue, and would be lower if this expense item were reduced or eliminated.

Marketing has been estimated at $80/room, or $6,160 in total. This is a modest increase from the most recent year's history. This level of increase appears to be justified to maintain market share in this relatively stable market. Operations and Maintenance have been estimated at $450/room. This is an item which varies considerably from property to property and from year to year. This expense forecast assumes ongoing maintenance on a stabilized basis, and accounts for the effective age of the property and the current condition of the improvements.

[Super 8 - Bremerton
Income and Expense Forecast and Capitalization Analysis Chart]

Because of the good condition and recent renovation of a portion of the subject rooms and common area, a new purchaser may forecast less maintenance in the near term, but this stabilized forecast is consistent with a longer-term perspective. Energy and Utilities have been estimated at $825/room.

Management is forecast at 4.0% of effective gross income, or about $32,000 annually. This accounts for professional management on top of direct charges, and is considered to be a typical level required for competent professional management for a property of this size and complexity. Taxes for real and personal property have been estimated based on the current tax assessment. Insurance for the property has been estimated at $125/room, or $9,625.

The sum total of this expense forecast is $543,088, or $7,053/room. This is about 7.6% higher than the reported expenses for the property in the last 12 months. Overall, the expense ratio is about 67.7%, which is reasonable based on the subject's operating history and typical for similar properties.

Net Operating Income Before Land Lease

Please note the exhibit on the facing page, which summarizes the forecast of income and expenses for the property as previously discussed. The Year 1 net operating income, before land lease or reserves, is forecast at $259,950.

Capitalization Analysis - Fee Simple Estate

The anticipated net operating income is divided by a capitalization rate which has been derived from an analysis of the sale comparisons. This rate as previously derived in the Sale Comparison Approach is 11%. Applying this rate to the forecast NOI results in an indicated fee simple Income Approach value of $2,359,913.

Replacement Reserves

Although net income from motel properties is often capitalized prior to deductions for replacement reserves, reserves are an important factor in motel ownership and requires careful consideration as it significantly impacts net cash flow. Reserves are required to replace items with shorter lives than the building itself. In the case of motels it relates primarily to the replacement of the furnishings, fixtures, and equipment (F,F,&E), carpet and flooring. A large portion of this takes the form of rooms furnishings which have a relatively short economic life span. In order for facilities to remain competitive, the economic life of these components would generally be considered to be in the range of five to ten years. The remainder of the F,F,&E costs involve items such as common area furnishings, front desk and administrative equipment, pool and spa equipment, etc. These items generally have a longer economic life than the room furnishings, but shorter than the building as a whole. Other required reserve items include roof replacement, parking lot re-paving, and HVAC equipment. In consideration of these factors we have estimated required replacement reserves at 3% of total income, or $32,107 initially. This is the equivalent of about $417/room annually. Subtracting this figure from the forecast net operating income would result in a net cash flow of

$227,843 before land lease. We note that based on the Income Approach fee simple value conclusion, the capitalization rate after reserves have been deducted is 9.7%

Income Approach Value of Leasehold Estate

This capitalized NOI excludes the land lease payments, and the derived capitalization rate is also prior to consideration of the value loss due to the loss of reversion and reduced marketability of the leasehold property. Please refer to the section at the end of the Sale Comparison Approach for discussion of the total value loss due to the leasehold interest. The total magnitude of this adjustment has been estimated at $1,050,000. Deducting this from the fee simple Income Approach value above results in an Income Approach value of the leasehold estate of $1,310,000, rounded.

Please note that the net cash flow to the leasehold estate is the fee simple NOI less the land lease payment of $52,403, so that the leasehold NOI is $207,187. A purchaser at a cost of $1,310,000 would achieve a going-in capitalization rate for the leasehold estate of 13.4%, which is considerably higher than the 11.0% estimated for the fee simple estate. The additional return in the near term compensates the buyer for the diminished marketability of the leasehold position, and for the eventual potential loss of improvement ownership at the termination of the land lease. Please refer back to the discussion of the recent offer for the leasehold position in the Silver Cloud, which indicated a 12.4% leasehold cap rate for that property with a similar situation in an urbanized location. This offer indicates the viability of the leasehold adjustment process and of the Income Approach value conclusion.

Income Approach Conclusion

In conclusion, the value indicated for the leasehold estate of the subject property, by the Income Approach is $1,310,000.

                     RECONCILIATION AND FINAL VALUE ESTIMATE

The values indicated by the two approaches used in this report are as follows:

        Sale Comparison Approach - Leasehold Estate       $1,520,000
        Income Approach - Leasehold Estate                $1,310,000

Reconciliation is the process of assigning different weight or emphasis to each of the approaches to valuation used in the report to arrive at a final value estimate. The primary considerations are the reliability of the data and the applicability of each method for valuing the particular property.

In this case we had fairly good information regarding the sales of numerous lodging facilities to use for comparison. These included four sales of properties that are generally similar physically or locationally to the subject. All of these transactions occurred in 1997 or 1998 and no market conditions adjustment was considered necessary. The sales resulted in a fairly wide range in each of the units of comparison. After adjustment, the indications from this approach are considered fairly compelling with the subject within the range indicted by the comparisons. An additional adjustment to the Sale Comparison Approach was required for the leasehold position of the subject. Overall, we have given this approach significant weight in the final value conclusion. This approach also provides indications of general marketability and required income characteristics.

For lodging facilities, investors typically place a great deal of emphasis on the income producing capabilities of the property. This is particularly true as the properties get larger and the nature of likely purchasers tend to become more institutional. In this instance the physical characteristics of the subject would place it at the lower end of this spectrum with more likely desirability to potential owner operators. We have excellent detailed information regarding the subject's historical operating performance. This factor combined with confidential information from other similar properties and analysis of the broader supply and demand forces in this market results in a fairly reliable forecast of future net operating income. This, combined with strong information regarding required capitalization rates from the sale comparisons results in a fairly reliable Income Approach value estimate as well. Because of the reliability of the information considered in this approach as well as the relevance of the approach to many potential purchasers of the property we have placed a significant amount of weight on the indications of this approach in the final value conclusion.

In the final analysis we believe that both approaches were relevant and compelling, and have placed a considerable weight on the indications of each.

                                                   Effective            Value
Description                                        Valuation Date       Conclusion
Current Market Value - Leasehold Estate            1/1/99               $1,400,000

The above value estimate is commensurate with a reasonable marketing and exposure time of one year. The market value includes furnishings, fixtures, and equipment (F,F,&E), including both permanently affixed real estate, and personal property. The contributory value of F,F,&E is estimated to be $180,000, which includes personal property of $130,000.

                                     ADDENDA



Authorization Letter

Hotel Sale Comparison Details

Kitsap County Area Description

Appraisers' Experience & Qualifications

[AUTHORIZATION LETTER SECTION SEPARATOR]

[US Bank letterhead]

December 9, 1998



F. Bates McKee, MAI
McKee and Schaika
701 Fifth Avenue, Suite 5750
Seattle, WA. 98104

RE:     Super 8 Motels

        USBADW Files A98 529 through 534

Dear Mr. McKee,

This letter will confirm our telephone conversation in which you agreed to prepare complete self-contained appraisal reports on the captioned properties. These reports should comply with Regulation 12 CFR Part 34 of the Office of the Comptroller of the Currency titled Real Estate Appraisals as revised in Federal Register Vol. 59. No. 108, dated June 7, 199_, and must comply at a minimum to the current Uniform Standards of Professional Appraisal Practice of the Appraisal Standards Board, which the regulation adopts in full.

Please note that your timely responses to issues raised in the review process is considered part of this appraisal assignment.

The subject property consists of existing Super 8 Motels located Federal Way, Sea-Tac, Bremerton, and Yakima Washington and Portland, Oregon.

The purpose of appraisal is to estimate market value for mortgage lending purposes.

Your report should provide the following values of the subject's fee simple and leasehold values as appropriate:

        Market Value "as-is:"

A copy of this engagement letter must be included within the addenda of the appraisal report. Please include the license or certification numbers of all signatory appraisers on the letter of transmittal. Additionally, please state the registration number of any appraisal assistants who provide significant contribution to the analysis in the report.

If your appraisal report includes a Discounted Cash Flow model, please provide the name of your program and include a copy of your computer disk as part of your submission.

For additional subject property information please contact the following individuals:

                                    Name                                Phone Number.
Property Background:                Karl Schaffer                       206-344-4551

Access Instructions                 Jerry Whitcomb/(Owner)              360-943-8000

You agreed to deliver the completed appraisal report by December 31, 1998 and you estimated your fee not to exceed

Please inform me within five business days from the date of this letter if any subject property information needed to complete the assignment is not available. If you do not contact me within five business days, it will be assumed that you have all the required subject property information needed.

The placement of this appraisal assignment was partially based on your agreed delivery date. The Appraisal Division reserves the right to impose a penalty of $100 per day for each business day the appraisal is late. This penalty may be incurred unless you receive advance written authorization revising the delivery date.

Your fee will be paid upon the satisfactory review of the submitted appraisal report. If the appraisal report is cancelled at any time, you will be paid for your services to date,

Please send 10 original copies of the appraisal report, along with your invoice to the address shown below:

                             U.S.BANCORP APPRAISAL DEPARTMENT
                             1301 Fifth Avenue, Mezzanine Level, WWH-411
                             Seattle, WA 98101

You are not authorized to release any information regarding the content or conclusion of the appraisal report to anyone without prior written approval from U.S. Bancorp.

Any modification of this agreement, or necessary, deviation, must be specifically approved by the Appraisal Division.

As confirmation of receipt of this package and agreement with the aforementioned terms, please sign below and return to my attention.

Sincerely,

        /s/
------------------
Karl Schaffer
Senior Review Appraiser
U.S. BANCORP APPRAISAL DEPARTMENT



cc: Don Henry, WWH-784



Agreed and approved:


-------------------------                              -----------
       (Signature)                                       (Date)

[HOTEL SALE COMPARISON DETAILS SEPARATOR PAGE]

Hotel Sale Comparison Number:       1

Name:               Howard Johnson Bremerton - 5640 Kitsap Way

City:               Bremerton      County: Kitsap State: WA

Location:           North side of Kitsap Way, west of SR-3.

Legal Desc:         APN #3719-001-023-0007

Rooms:              146                   Gross SF Area: 113,339

Age:                1978                  Stories:      2

Description:        Interior corridor Motel, (previously Bayview Inn), with
lounge, restaurant, and meeting rooms for 600+. Indoor pool and spa. Original construction in 1978.

Income Data:        No income information available.

Document Price:     $5,090,000            Analysis Price: $5,090,000

Date:               11-26-97              Document No: 3054393

Buyer:              Bayview Hotel Associates

Seller:             O&J Hotel Investments

Source:             Metroscan, Kitsap County Assessor, John Creiger

Sales Data:         Warranty Deed, All cash to seller.

Per Room:           $34,863               Per sf GBA: $45.00

Cap. Rate:          N/A                   EGIM: N/A

Remarks:            Property is undergoing interior renovation as of 12/98.
Views to the east over Oyster Bay and visibility from SR-3 in a high traffic and visibility location north of intersection with Kitsap Way.

98219-1



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

Hotel Sale Comparison Number:       2

Name:               6 Cypress Inn Motels

City:               Various County: Various       State: Various

Location:           Everett, Poulsbo, Kent, Portland (2), Clackamas

Legal Desc:

Rooms:              521                   Gross SF Area: 0

Age:                1960-1989             Stories:

Description: Six limited service motels, most of which were constructed between 1987 and 1989, with 1 older Downtown Portland Motel. Most of the properties of average quality and condition, with the Kent Cypress Inn above average and the older Downtown Portland property significantly below average.

Income Data: Buyer estimated a 12.0% Cap Rate on existing income for the properties in total, after deduction of 6% for management and reserves. This implies NOI after accounting for these items at $1,788,000, which is the equivalent of $3,432/room.

Document Price:     $14,900,000           Analysis Price: $14,900,000

Date:               02-02-96              Document No.: Various

Buyer:              Sunstone Hotel Investors LP

Seller:             HL Project 1

Source:             David Kincaid (Sunstone) 714-361-3900

Sales Data:         Property purchased out of foreclosure due to bankruptcy from original property developer. Requirement to purchase all 6 motels together, but publicly listed and widely available for sale, with listing price of
 $16,000,000.

Per Room:           $28,599               Per sf GBA: $.00

Cap. Rate:          12.0%                 EGIM:

Remarks:            Purchaser intends to sell older Portland property and
possibly one other, and renovate remaining facilities in order to place national franchise affiliations.

6025-1

Hotel Sale Comparison Number: 3

Name:               Nendel's Chehalis - 122 Interstate Ave.

City:               Chehalis       County: Lewis State: WA

Location:           East side of Interstate 5 in Chehalis

Legal Desc:         Lewis Co. APN #005871-071-017

Rooms:              70                    Gross SF Area: 20,436

Age:                1970                  Stories: 2

Description:        Exterior entrance wood frame motel, in average condition at time of sale.  Fairly basic rooms and furnishings; outdoor pool.

Income Data:        Confidential

Document Price:     $2,275,000            Analysis Price: $2,275,000

Date:               05-14-97              Document No: 3020406

Buyer:              85 5th St. Assoc.

Seller:             Cholock Hotel Investors

Source:             Buyer

Sales Data:         Purchased by experienced NW hotel operator, intends to
change franchise affiliation.

Per Room:           $32,500               Per sf GBA: $111.32

Cap. Rate:          10%-11%               EGIM:    3.4-4.3

Remarks:            Older property with failed franchise affiliation, in decline prior to sale. Excellent freeway visibility and good access, but not in established lodging location; few nearby services.

97160-2



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

Hotel Sale Comparison Number: 4

Name:               Econolodge Motel - 3518 Pacific Hwy E.

City:               Fife                  County: Pierce       State: WA

Location:           South side of Pacific Hwy E. and north of I-5. Near Port of
Tacoma Rd. exit from I-5.

Legal Desc:         APN #032002-4-080

Rooms:              81                    Gross SF Area: 22,195

Age:                1980                  Stories: 3

Description:        Three story wood-frame limited service motel property with exterior entrance rooms. 62 vehicle parking spaces on-site, plus 9 truck parking spaces.

Income Data:        Income information confidential.

Document Price:     $2,300,000            Analysis Price: $2,300,000

Date:               08-07-96              Document No: 9608070059

Buyer:              Jung Sang and Seyoung An

Seller:             Tae Y. and Jeong J. Chae

Source:             Comps Inc. and Broker, Max Lee 206 878 6666

Sales Data:         Property was previously purchased in 1995 for $2,100,000, or about $25,926/room. This purchase was at a purchase price of $2,300,000, or about $28,395/room.

Per Room:           $28,395               Per sf GBA: $103.63

Cap. Rate:          EGIM:

Remarks:            Property has excellent access and visibility and is located between the two I-5 exits which provide access to the Port of Tacoma area.

97191-1



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

[KITSAP COUNTY AREA DESCRIPTION SEPARATOR PAGE]

[KITSAP COUNTY MAP]



                                       84
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                         KITSAP COUNTY AREA DESCRIPTION

Kitsap County is the smallest of the four counties that are considered part of the Puget Sound Metropolitan Area. It is geographically separated from the other three counties, being the only one located on the west side of Puget Sound, and is therefore functionally separated from the major economic activity in the Puget Sound region. Additional geographic constrains include the Olympic Mountains and Hood Canal to the west; thus, this county's only direct surface connection with other major population centers is with Tacoma and Pierce County to the south via the Tacoma Narrows Bridge. The connection between Kitsap County and the greater Seattle Metropolitan Area is via the State of Washington vehicle and passenger ferry service. The population in each of the four Puget Sound Metropolitan Area counties is summarized below.



                         Four-County Population History

                                                                                                             Increase
County               1980            1989            1990            1992            1994            1998   1980-1998
------               ----            ----            ----            ----            ----            ----   ---------
King            1,269,749       1,446,000       1,507,305       1,564,486       1,599,500       1,665,800       31.2%

Snohomish         337,720         430,400         465,642         494,300         516,500         568,100       68.2%

Pierce            485,667         560,900         586,203         624,000         648,900         686,800       41.4%

Kitsap            147,152         181,500         189,731         205,600         213,200         229,000       55.6%

Totals          2,240,288       2,618,800       2,748,895       2,888,386       2,978,100       3,149,700       40.6%



1 Source: Washington State Office of Financial Management, Revised Population of Cities, Towns & Counties, 10/98

It should be noted that the population figures summarized above represent all the persons who reside in the area designated. This includes military personnel, military dependents, persons living in correctional institutions, and persons living in nursing homes and other care facilities. As indicated by the table above, there has been a steady increase in the population of the Puget Sound Metropolitan Area in the decade of the 1980s, with particularly strong growth occurring in the late 1980s to 1993. The increase from 1980 to 1998 was approximately 41%. The majority of growth on a percentage basis has occurred in both Snohomish County, with an increase of about 68% from 1980 to 1998, and Kitsap County, with an increase of approximately @6% for the same period. This substantial growth is expected to continue, especially in Snohomish and Kitsap Counties, which have large, unincorporated areas for further expansion. Population is projected to increase to about 281,000 by the year 2010, according to state forecasts.

The majority of future growth in Kitsap County is likely to occur in the unincorporated areas surrounding the incorporated cities of Bremerton, Bainbridge Island, Port Orchard, and Poulsbo. The following table summarizes the Kitsap County population in both unincorporated and incorporated areas for 1990, 1992, 1994 and 1998.



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

                            Kitsap County Population

Municipality               1990          1992          1994          1998

Bainbridge Island         3,081        16,850        17,510        19,080

Bremerton                38,142        38,990        35,920        37,260

Port Orchard              4,984         5,275         5,700         6,945

Poulsbo                   4,848         5,280         5,415         6,590

Incorporated             51,055        66,395        64,545        69,875

Unincorporated          138,676       139,205       148,655       159,125

Totals                  189,731       205,600       213,200       229,000


We noted that, in the above summary, the increase in the population of unincorporated Kitsap County from 1990 to 1991 reflects the incorporation of the new City of Bainbridge Island that, in 1990, was the City of Winslow with a population of 3,081. Thus, a large area of unincorporated Kitsap County became the city of Bainbridge Island, with a 1991 population of 16,390. The single largest concentration of population in unincorporated Kitsap County is the Silverdale area to the north of Bremerton. This area, which serves as a retail hub for the Kitsap Peninsula, contains about 20,000 residents. It has become an area of new expansion in both retail and residential growth.

Overall, Kitsap County has two major factors that impact the resident population. The primary factor is the large Naval presence of the Puget Sound Naval Shipyard in Bremerton and at the nuclear submarine base at Bangor. The second, more recent, factor is the recent expansion from the Seattle, Tacoma, and Everett economies outside of Puget Sound. The populations of the counties on the west side of Puget Sound have increased, partly due to a larger number of people who live in Kitsap County and commute to Seattle or other destinations via the Washington State ferry system. The ferry system has frequent departures from Bremerton, Bainbridge Island, and Southworth to downtown Seattle and other points on the east side of Puget Sound. The table below summarizes the historic increase in passenger ferry ridership during the last years where data are available. It is interesting to note that, while the ridership has been increasing, the number of vehicle crossings has remained relatively constant over the past decade for the Seattle-Bremerton run, which is the primary ferry service for Kitsap County. This is due primarily to the advent of passenger-only ferries over the past several years, which has decreased both the crossing time and expense, particularly for Kitsap County residents who commute to the Seattle CBD.

                             Ferry Passenger Volume

                                                                         Increase
Seattle To                   1988            1990            1994       1988-1994
----------                   ----            ----            ----       ---------
Bainbridge Island       3,443,038       3,822,786       4,072,258              18%

Bremerton               1,139,576       1,484,629       1,399,354              23%

Southworth                326,852         383,536         347,534               6%


1 Source:  Washington State Ferries Public Relations.

[EMPLOYMENT AND DEVELOPMENT TABLES]

Kitsap County Economy

The exhibit on the facing page summarizes Kitsap County's largest civilian employers. As this chart indicates, the local economy of the area is heavily dependent upon the level of civilian employment at the Puget Sound Naval Shipyard in Bremerton and the Naval facilities at the Trident Nuclear Submarine Base in Bangor and at the Keyport Undersea Warfare Engineering Station, as well as other minor military facilities. The government presence in Kitsap County allows the area to possess a relatively strong and stable economy. Although the Kitsap area economy has been affected by the overall national recession of the early 1990% the overall effects were mitigated by the strong government presence and payroll.

It is impossible to definitively state whether the net impact on the Kitsap County economy of long-term changes in the military structure will be positive or negative. Given the most recent information and trends, it is our perception that military employment will likely be relatively stable, helped in part by base closings at other facilities, while related civilian employment at Kitsap County military facilities will likely be stable to slightly declining.

Summary

Kitsap County is the smallest of the four counties that comprise the greater Puget Sound Metropolitan Area. It is physically separated from the majority of the area's economic and population base by Puget Sound and relies on vehicle and passenger ferry service to King and Snohomish Counties. Population has increased significantly over the past decade and is expected to continue to increase, albeit at more moderate levels, for the foreseeable future. The economy relies heavily on the military for its employment base, with the top three county area employers being Naval facilities. This sector has historically been relatively stable and expanding and has fueled expansion in other sectors, particularly the retail and service industries. Recent declines in military-related employment have impacted the county's economy, although the best estimate is for a neutral effect for the near-term future. The overall outlook is for a relatively flat economy in the short run, with a return to relatively slow and steady economic growth over the medium to long term.

[APPRAISERS' EXPERIENCE AND QUALIFICATIONS SEPARATOR PAGE]

        McKEE & SCHALKAREAL ESTATE APPRAISAL SERVICES & CONSULTANTS, INC.
             701 Fifth Avenue, Suite 6750, Seattle, Washington 98104
                   Telephone (206) 343-8909 Fax (206) 386-5777


                           EXPERIENCE & QUALIFICATIONS

                               E. BATES McKEE, MAI

Mr. McKee graduated from the Massachusetts Institute of Technology in Cambridge, Massachusetts, in 1979. He received a Bachelor of Science Degree in Geology, with a Minor in Writing. He additionally completed the O-Degree program in Geology at Edinburgh University, Scotland, in 1978.

Mr. McKee received the MAI (Member of Appraisal Institute) designation in 1988. Mr. McKee founded the firm of McKee & Schalka in 1990. McKee & Schalka is a comprehensive commercial appraisal company currently employing ten professional appraisers. Mr. McKee previously joined the Seattle office of Shorett & Riely as a commercial appraiser in 1984. In 1989 he co-founded and managed the Shorett & Riely office in Bellevue, Washington.

Mr. McKee was previously employed as a Geologist with Roger Lowe Associates, Bellevue, Washington, from 1979 to 1980. His work included site evaluation of geologic and hydrologic conditions and hazards, economic feasibility analysis, and construction inspection. Mr. McKee was employed as an investment manager and analyst from 1981 to 1983. During this time he authored Optival, a computer program for analyzing stock options. Mr. McKee was subsequently employed as an investment software designer with Expert Systems, Inc., Redmond, Washington, in 1983. This position entailed design of software for analysis of real estate, stocks, bonds, options, annuities and insurance.

Mr. McKee is a Certified General Real Estate Appraiser (Washington State Certificate No. 270-11 MCKE-EE-B443RF). Mr. McKee has also completed the requirements of the continuing education program of the Appraisal Institute. In his appraisal experience, Mr. McKee has appraised and analyzed a wide variety of commercial property types, and provided critical consultation and litigation services to a diversified range of clients.

        McKEE & SCHALKAREAL ESTATE APPRAISAL SERVICES & CONSULTANTS, INC.
             701 Fifth Avenue, Suite 6750, Seattle, Washington 98104
                   Telephone (206) 343-8909 Fax (206) 386-5777


                           EXPERIENCE & QUALIFICATIONS

                               BRIAN R. LEDBETTER

Mr. Ledbetter graduated from the United States Naval Academy in Annapolis in 1985, with a Bachelor of Science Degree in Physical Science. In 1990, he completed a five-year service in the Navy as a Communications Officer aboard the USS Cleveland. He was a member of the 1988 and 1992 U.S. Olympic Teams, competing in the men's single-handed sailing competition, earning a Silver Medal in 1992. He joined the firm of McKee & Schalka in 1992.

Mr. Ledbetter is a Certified General Real Estate Appraiser (Washington State Certificate No. 27011LE-DB-EB-R376QQ). He is also a candidate of the Appraisal Institute and has completed courses and examinations in Standards of Professional Practice, Parts A and B. He has also successfully challenged the Appraisal Institute examinations for Appraisal Principles and Appraisal Procedures.

A partial list of property types for which appraisals have been prepared includes multi-family, lodging, retail, office, industrial, marinas, and special-purpose properties. Appraisals have been prepared for vacant land, as well as proposed properties and existing improvements.